SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                             SMARTSERV ONLINE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   13-3750708
                                 (CUSIP Number)

                                January 20, 2000
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


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CUSIP No. 13-3750708

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Data Transmission Network Corporation


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)

     [ ] a
     [ ] b


3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF           (5)  SOLE VOTING POWER        303,000
     SHARES
     BENEFICIALLY        (6)  SHARED VOTING POWER         -0-
     OWNED BY
     EACH                (7)  SOLE DISPOSITIVE         303,000
     REPORTING                POWER
     PERSON WITH         (8)  SHARED DISPOSITIVE          -0-
                              POWER


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     303,000


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     [ ]


11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%


12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

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SCHEDULE 13G

Item 1(a)  Name of Issuer:

     SmartServ Online, Inc.


Item 1(b)  Address of Issuer's Principal Executive Offices:

     Metro Center
     One Station Place
     Stamford, Connecticut 06902


Item 2(a)  Name of Person Filing:

     Data Transmission Network Corporation


Item 2(b) Address of Principal Office or, if none, Residence:

     9110 West Dodge Road, Suite 200
     Omaha, Nebraska 68114


Item 2(c)  Place of Organization:

     Delaware


Item 2(d)  Title of Class of Securities:

     Common Stock


Item 2(e)  CUSIP Number:

     13-3750708


Item 3 If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

     Not applicable


Item 4(a)  Amount Beneficially Owned:

     303,000*

     * These shares may be acquired by Data Transmission Network Corporation pursuant to warrants which are currently exercisable.


Item 4(b)  Percent of Class:

     5.4%

Item 4(c) Number of shares as to which reporting person has:

      (i) sole power to vote or to direct the vote - 303,000
     (ii) shared power to vote or direct the vote - 0
    (iii) sole power to dispose or direct the disposition of - 303,000
     (iv) shared power to dispose or direct the disposition of - 0

Item 5  Ownership of Five Percent or Less of a Class:

     Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not applicable


Item 8 Identification and Classification of Members of the Group:

     Not applicable


Item 9  Notice of Dissolution of Group:

     Not applicable


Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: June 1, 2000.




                                             /s/ Brian L. Larson
                                             ----------------------------------
                                             Brian L. Larson, Chief Financial
                                             Officer of Data Transmission
                                             Network Corporation